Jakarta, Indonesia, 2 September 2013: PT Indosat Tbk (“Indosat” or the “Company”) (Ticker: ISAT: IDX) announces that the Company has received a resignation letter dated August 31, 2013 from its Director & Chief Technology Officer, Hans Christiaan Moritz.

Article 16 Paragraph 6 and 7 of the Company’s Articles of Association among other things state that in the event the members of the Board of Directors resigns, the Company shall convene a General Meeting of Shareholders (“GMS”) to determine the resignation of the members of the Board of Directors within the period at the latest of 60 (sixty) days after the acceptance of the resignation letter. In the event the Company does not convene GMS within such period, then by the lapse of such period, the resignation of the member of the Board of Directors became valid without the approval from the GMS.

For further information please contact:

Investor Relations

Corporate Secretary

Tel:

62-21-30442615

Tel:

62-21-30442614

Fax :

62-21-30003757

Fax:

62-21-30003754

Email :

investor@indosat.com

Website :

www.indosat.com

About Indosat

Indosat is the leading telecommunication and information operator in Indonesia that provides cellular services, fixed line, data communications and Internet (MIDI). In the first half of 2013, the company had 56.5 million mobile subscribers through a variety of brands, among others; IM3, Mentari and Matrix. Indosat operates international direct dialing (IDD) through the access codes 001, 008 and Flatcall 01016. The company also offers corporate solutions that supported by integrated telecommunications network throughout Indonesia as well as satellite services via satellite Palapa-C2 and Palapa-D. Indosat is a subsidiary of the Ooredoo Group (formerly known as Qtel Group). Indosat's shares are listed on the Indonesia Stock Exchange (IDX: ISAT).

Disclaimer

This document may contain certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

Ends